April 24, 2020

Michael R. Leach
Chief Financial Officer
Allied Motion Technologies Inc.
495 Commerce Drive
Amherst, NY 14228

       Re: Allied Motion Technologies Inc.
           Form 10-K for the fiscal year ended December 31, 2019
           Filed March 11, 2020
           File No. 0-04041

Dear Mr. Leach:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences